NEWS RELEASE

Kelso Technologies Inc.
(The “Company” or “Kelso”)	February 2, 2017

Canada: TSX: KLS
United States: NYSE MKT: KIQ

KELSO TECHNOLOGIES INC. CHANGE ON BOARD OF DIRECTORS

Vancouver, British Columbia and Bonham, Texas, – Kelso Technologies Inc. (TSX: KLS) (NYSE MKT: KIQ) (“Kelso” or the “Company”) reports that effective immediately Mr. Neil Gambow has resigned from the Board of the Directors of the Company where he has served since December 28, 2009.

James R. Bond comments that “Kelso wishes to thank Mr. Gambow for his contributions to the development of Kelso from its insolvency in 2010 to one of the most respected corporate brands in the railway equipment supply industry.”

About Kelso Technologies

Kelso focuses on engineering innovative product solutions for a wide range of applications in transportation markets. Our railway operations deliver our proprietary equipment for use in the safe handling and containment of hazardous materials during transport. Our product development team successfully creates products that are specifically designed to provide economic and safe operational advantages while reducing the potential effects of human error and environmental harm. The Company has built its reputation as a reliable designer and supplier of AAR approved railway equipment that addresses the regulatory concerns about railroad safety in North America. For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com in Canada and on EDGAR at www.sec.gov.ca in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue
South Surrey, BC V4A 8J1
www.kelsotech.com